Exhibit 99.1

Genius Group Reports First Quarter 2026 Results: 171% Year-on-Year Revenue Growth, $2.7 million in Net Profit from operations

SINGAPORE, April 1, 2026 - Genius Group Limited (NYSE American: GNS) (“Genius Group”, “GNS” or the “Company”), a leading AI-powered, Bitcoin-first education group, today reported unaudited financial results of its operations for the first quarter ended March 31, 2026.

The Company reported first quarter operational revenue of $3.3 million, a 171% increase from $1.2 million in Q1 2025. Gross profit grew 228% to $2.0 million, up from $0.6 million in the prior year period. Net operating profit reversed from a net loss from operations of $0.5 million in the first quarter of 2025 to a net profit from operations of $2.7 million in the first quarter of 2026.

First Quarter 2026 Operational Financial Highlights

●	Revenue: Operational revenue of $3.3 million in Q1 2026, up 171% from $1.2 million in Q1 2025, driven by growth across all three business units: Genius School, Genius Academy and Genius Resorts.

●	Gross Profit: Gross profit of $2.0 million, a 228% increase from $0.6 million in Q1 2025. Gross margin improved to 62% from 52% in the prior year period, as a result of a focus on higher margin learning programs and experiences.

●	Net Profit: Net profit reversed from a net loss of $0.5 million in the first quarter of 2025 to a net profit of $2.7 million in the first quarter of 2026, reflecting improved unit economics across the three business units, together with restructure of debt agreements.

●	Adjusted EBITDA: Adjusted EBITDA from operations of $0.6 million in Q1 2026, compared to negative $0.4 million in Q1 2025.

●	Debt and Risk Reduction: In addition to an ongoing focus on profitable operations, the Company has restructured its debt agreements, selling the remainder of its Bitcoin Treasury and repaying in full the Company’s $8.5 million in debt. The Company will recommence building its Bitcoin Treasury when it believes market conditions are more favourable.

●	Quarterly Reporting: As a foreign private issuer, Genius Group is not required to file quarterly financial reports with the U.S. Securities and Exchange Commission. However, as part of the Company’s commitment to transparency and enhanced shareholder communication, the Company is voluntarily providing unaudited first quarter operational results. These results reflect the performance of the Company’s three operating business units - Genius School, Genius Academy and Genius Resorts - and do not include central treasury gains or losses related to Bitcoin holdings, or central income or costs related to financing, investing, legal proceedings or central management fees. Audited financial results for the full fiscal year 2025 are available in the Company’s Annual Report on Form 20-F.

Roger James Hamilton, Founder and CEO of Genius Group, commented “Our first quarter marks a significant milestone for Genius Group. It shows that our focus on three revenue drivers - Genius School, Genius Academy and Genius Resorts – is paying off, with our operational revenue getting close to tripling year-on-year. Our gross profit has more than tripled year-over-year, validating our strategic shift to higher-value educational programs and experiential learning.”

“We remain committed to building on the growth trajectory we set out at the beginning of this year, and we look forward to announcing the launches and developments we have scheduled in the second quarter.”

Q1 2026 Business Highlights

●	Launch of Genius School as a Model Future School: In January 2026, Genius Group launched its Genius School model, integrating Primary, Middle and Secondary School curricula at ProEd Global School in Bali, Indonesia, operating under the Cambridge International Education System. The Genius School model is designed to prepare students for a post-singularity world through the ‘ABCs of the Future’ curriculum, with a goal of establishing the school as a leading Future School in Asia Pacific.

●	Iconic Plans for Genius City: In January 2026, the Company released expanded plans for Genius City within Nuanu Creative City, Bali, Indonesia, with a 50% increase in project size to accommodate an interconnected Student Hub, Living Hub and Learning Hub designed to serve both school students and adult learners.

●	Partnership with ReadyNest for Space Capsules: In February 2026, Genius Group partnered with ReadyNest to launch AI-powered, satellite-linked, pre-built Future School ‘Space Capsules’ — modular, solar-powered, off-grid learning pods each accommodating 12 learners. The first Space Capsules are planned for deployment at Genius High School in Bali whilst Genius City is under construction.

●	AI Powered Education Plan and 2026 Outlook: In February 2026, the Company released its AI Powered Education Plan and financial outlook for 2026, confirming expectations for 48% revenue growth and positive adjusted EBITDA from operations. The plan outlined growth across all three business units under the Company’s integrated Genius City lifelong learning model.

●	CEO Share Purchases: In March 2026, Genius Group CEO and Founder Roger Hamilton purchased a further 300,000 Company shares on the open market, bringing his total share purchases to 5.5 million shares for a total investment of US$2.9 million since January 2024, demonstrating continued confidence in the Company’s growth trajectory.

●	ERL Share Count Exercise: In January 2026, the Company set and completed a share count exercise for February 13, 2026, related to the Company’s Asset Purchase Agreement with Entrepreneur Resorts Ltd, with 16.7 million ERL shares converting to GNS shares, which were subsequently added to the Company’s Bitcoin Loyalty Payment Program. Details of the share count results will be released once the Company receives full information.

●	Progress on Legal Actions: The Company’s various legal actions against third parties have progressed through the quarter, managed by the Company’s legal team. This has enabled the Company to focus on the growth and operations of the group.

About Genius Group

Genius Group (NYSE: GNS) is a Bitcoin-first business delivering AI powered, education and acceleration solutions for the future of work. Genius Group serves 6 million users in over 100 countries through its Genius City model and online digital marketplace of AI training, AI tools and AI talent. It provides personalized, entrepreneurial AI pathways combining human talent with AI skills and AI solutions at the individual, enterprise and government level. To learn more, please visit https://www.geniusgroup.ai/

Forward-Looking Statements

Statements made in this press release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the use of words such as “may,” “will”, “plan,” “should,” “expect,” “anticipate,” “estimate,” “continue,” or comparable terminology. Such forward-looking statements are inherently subject to certain risks, trends and uncertainties, many of which the Company cannot predict with accuracy and some of which the Company might not even anticipate and involve factors that may cause actual results to differ materially from those projected or suggested. Readers are cautioned not to place undue reliance on these forward-looking statements and are advised to consider the factors listed above together with the additional factors under the heading “Risk Factors” in the Company’s Annual Reports on Form 20-F, as may be supplemented or amended by the Company’s Reports of a Foreign Private Issuer on Form 6-K. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events, new information or otherwise. No information in this press release should be construed as any indication whatsoever of the Company’s future revenues, results of operations, or stock price.

Non-IFRS Financial Measure

We have included Adjusted EBITDA because it is a key measure used by our management and board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget and to develop short- and long-term operational plans. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core business. We calculate Adjusted EBITDA as net profit / loss for the period plus income taxes and social contribution plus / minus finance revenue / expense result plus depreciation and amortization plus impairments plus revaluation adjustment of contingent liabilities plus share-based compensation expenses plus bad debt provision.

Contacts

For enquiries, contact investor@geniusgroup.ai